COVER LETTER
Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LneilsonLaw@aol.com

May 3, 2019

Securities and Exchange Commission
Attn:  Susan Block
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Fearless Films, Inc.
Amendment No. 2 to Form S-1 ( Amendment No. 1 filed January 4, 2019)
SEC File No. 333-227820

Dear Ms. Block:

In response to your letter dated February 15, 2019, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Fearless Films, Inc. (“Fearless Films” or the “Company”) and is based solely upon representations made and documents and information provided by the Company.  Amendment No. 2 to the Registration Statement on Form S-1 is being filed concurrently with this letter.  The Company has made certain changes in Amendment No. 2 in response to the Staff’s comments as described below, and updated information as necessary.

Executive Compensation, page 35

Comment 1.

Please provide the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2018.

Response to Comment 1:  In response to your comment, we have updated and expanded the information under the “Executive Compensation” heading beginning on page 35. Additional information has been disclosed to comply with Item 402, including an explanatory footnote to the Compensation Table and adding a Directors Compensation Table. Please note that there has been limited compensation paid to date and the included table headings disclose only pertinent information for the type of compensation actually paid.

In addition to responding to your comments, we have included financial statements for the years ended December 31, 2018 and 2017. Also, the Company engaged new auditors for the 2018 financial statements and filed a Form 8-K on February 27, 2019 reporting the change in auditors. Similar information is included in the Form S-1 under the “Experts” heading” beginning on page 37.

Please review Amendment No. 2 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date at the appropriate time.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Dennis dos Santos at  dennis.dossantos1@gmail.com.

Yours truly,

/s/ Leonard E. Neilson

Leonard E. Neilson